As filed with the Securities and Exchange
                           Commission on April 5, 2006
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Schedule TO


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             THE WILBER CORPORATION
                       (Name of Subject Company (issuer))


                          THE WILBER CORPORATION-ISSUER
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   967797 101
                      (CUSIP Number of Class of Securities)

                               Douglas C. Gulotty
                             The Wilber Corporation
                                 245 Main Street
                             Oneonta, New York 13820
                                 (607) 432-1700
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                             Clifford S. Weber, Esq.
                          Hinman, Howard & Kattell, LLP
                       106 Corporate Park Drive, Suite 317
                          White Plains, New York 10604
                                 (914) 694-4102

[_]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transaction subject to Rule 13e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]

                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed on April 4, 2006, as amended on April 10, 2006 (the "Schedule TO") by The Wilber Corporation, a New York corporation (the "Company"), relating to an offer by the Company to purchase up to650,000 shares of its common stock upon the terms and subject to the conditions set forth in theOffer to Purchase, dated April 4, 2006, and the related offer materials filed as Exhibits (a)(1)(i),(ii); (a)(2)(i-viii); and (d)(1) to the Schedule TO.

         Item 12 of the Schedule TO is hereby amended as follows:


Item 12. Exhibits.

         The following pages of The Offer to Purchase dated April 4, 2006, included as Exhibit (a)(1)(i) to Schedule TO, are amended to read as follows:

         Page 8
         ------

4.       Withdrawal Rights
         Tenders of shares made pursuant to the Offer to Purchase may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City Time, on May 31, 2006 unless previously accepted for payment by us as provided in this Offer to Purchase. If we extend the period of time during which the Offer to Purchase is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to our rights under the Offer to Purchase, the Depositary may, on our behalf, retain all shares tendered, and the shares may not be withdrawn except as otherwise provided in this Section 4, and subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

         Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a shareholder of shares held in physical form must provide a written, telegraphic, or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (i) the name of the person who tendered the shares; (ii) a description of the shares to be withdrawn; (iii) the certificate numbers shown on the particular certificates evidencing the shares;
(iv) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal, including any signature guarantee, if such original signature was guaranteed; and (v) if the shares are held by a new beneficial owner, evidence satisfactory to The Wilber

Corporation that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Withdrawal of Shares Held with the Book-Entry Transfer Facility. For a withdrawal to be effective, a shareholder of shares held with the book-entry transfer facility must: (i) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the Depositary's account at the book-entry transfer facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic, or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. The notice of withdrawal shall contain: (a) the name of the person who tendered the shares;
(b) a description of the shares to be withdrawn; and (c) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Shareholders who have tendered shares at different prices using separate Letters of Transmittal must deliver separate notices of withdrawal corresponding to each such Letter of Transmittal.

Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Purchase; provided, however, that withdrawn shares may be re-tendered by following the tendering procedures prior to the Expiration Date.

         Pages 10-12
         -----------

         We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the Offer to Purchase. If, however, payment of the Purchase Price is to be made to, or a portion of the shares delivered, whether in certificated form or by book-entry, but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal, unless the person is signing in a representative or fiduciary capacity, the amount of any stock transfer taxes, whether imposed on the registered holder, such other person or otherwise, payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

         Any tendering shareholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the Letter of Transmittal or, in the case of a foreign individual, a Form W-8, may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such shareholder or other payee. See Section 3.

         6.       Conditional Tender Of Shares

         As set forth in Section 1, we may prorate the number of shares purchased pursuant to the Offer to Purchase. As discussed in Section 15, the number of shares to be purchased from a particular shareholder might affect the tax treatment of the purchase for the shareholder and the shareholder's decision whether to tender. Each shareholder is urged to consult with his or her own tax advisor. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder's shares tendered pursuant to a Letter of Transmittal must be purchased if any shares so tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal.

         Any tendering shareholders wishing to make a conditional tender must calculate and indicate in the Letter of Transmittal the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder, tendered pursuant to a Letter of Transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the shareholder pursuant to the applicable Letter of Transmittal will be returned as promptly as practicable thereafter.

         If conditional tenders that would otherwise be so regarded as withdrawn would cause the total number of shares to be purchased to fall below 650,000, then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 650,000 shares. We will select by lot among these conditional tenders and will limit our purchase in each case to the minimum number of shares designated by the shareholder in the applicable Letter of Transmittal as a condition to his or her tender.

         7.       Conditions Of The Offer to Purchase

         Notwithstanding any other provision of the Offer to Purchase, we will not be required to accept for payment or pay for any shares tendered, and, subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered, we may terminate or amend and may postpone the acceptance for payment of shares tendered, if at any time on or before the Expiration Date, any of the following shall have occurred:

                  (i) there shall have been  instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that: (a) challenges the acquisition of shares pursuant to the Offer to Purchase or otherwise in any manner relates to or affects the Offer to Purchase; or (b) in the reasonable judgment of The Wilber Corporation, could materially and adversely affect the business, condition, financial or other, income, operations or prospects of The Wilber Corporation and/or any of our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of The Wilber Corporation and/or any of our subsidiaries or materially impair the Offer to Purchase's contemplated benefits to us. See Section 9;

                  (ii) there  shall have been any  action  pending or taken,  or approval withheld, or any statute, rule, regulation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer to Purchase or The Wilber Corporation or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, would directly or indirectly: (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer to Purchase; (b) delay or restrict the ability of The Wilber Corporation, or render us unable, to accept for payment or pay for some or all of the shares; (c) materially impair the contemplated benefits of the Offer to Purchase to us; or (d) materially affect the business, condition, financial or other, income, operations or prospects of The Wilber Corporation and/or any of our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of The Wilber Corporation and/or any of our subsidiaries;

                  (iii) it shall have been publicly disclosed or we shall have learned that: (a) any person or "group," within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, other than as disclosed in a
         Schedule 13D or 13G on file with the Securities and Exchange Commission ("SEC") on May 4, 2006; or (b) any person or group that on or prior to May 4, 2006 had filed a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

                  (iv) there shall have occurred: (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the- counter market; (b) any significant decline in the market price of shares of the common stock of The Wilber Corporation or in the general level of market prices of equity securities in the United States or abroad; (c) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition, financial or otherwise, income, operations, prospects or ability to obtain financing generally or the trading in the shares; (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, would affect the extension of credit by lending institutions in the United States; (e) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war, if any such event, in the judgment of The Wilber Corporation, makes it impracticable or inadvisable to proceed with the Offer to Purchase on the terms and in the manner contemplated in the Offer to Purchase; or (f) in the case of any of the foregoing existing at the time of the commencement of the Offer to Purchase, in our reasonable judgment, a material acceleration or worsening thereof;

                  (v) a tender or exchange offer with respect to some or all of our shares of common stock, other than the Offer to Purchase, or a merger, acquisition or other business combination proposal for The Wilber Corporation, shall have been proposed, announced or made by another person or group, within the meaning of Section 13(d)(3) of the Exchange Act; or

                  (vi) there shall have occurred any event or events that has resulted, or in the reasonable judgment of The Wilber Corporation would result, directly or indirectly, in a change in the business, condition, financial or other, income, operations, stock ownership or prospects of The Wilber Corporation and our subsidiaries;


and, in the reasonable judgment of The Wilber Corporation, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment.

         The foregoing conditions are for the reasonable benefit of The Wilber Corporation and may be asserted by us regardless of the circumstances, giving rise to any of these conditions, and any of these conditions may be waived by us, in whole or in part, at any time and from time to time on or prior to the Expiration Date, in our reasonable discretion. The failure by The Wilber Corporation at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

         Acceptance of shares validly tendered in the Offer to Purchase is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of shares validly tendered, The Wilber Corporation would continue to have at least 300 shareholders and our shares would remain listed for quotation on the Amex(R). This condition may not be waived.

         The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

         The Schedule TO is amended by adding the following exhibits:

         Exhibit (a)(5)(i): Letter of Clifford S. Weber, Esq., of Hinman, Howard & Kattell, LLP, counsel to the Company, dated April 21, 2006, to Mr. Ade K Heyliger, Attorney-Advisor, United States Securities and Exchange Commission, in response to Mr. Heyliger's letter to the Company of April 14, 2006.

         Exhibit (a)(5)(ii): Letter of Douglas C. Gulotty, President and Chief Executive Officer of the Company, dated April 20, 2006, to Mr. Ade K Heyliger, Attorney-Advisor, United States Securities and Exchange Commission, in response to Mr. Heyliger's letter to the Company of April 14, 2006.

         Exhibit (a)(5)(iii): Letter of Clifford S. Weber, Esq., of Hinman, Howard & Kattell, LLP, counsel to the Company, dated April 27, 2006, to Mr. Ade K Heyliger, Attorney-Advisor, United States Securities and Exchange Commission, in response to Mr. Heyliger's letter to the Company of April 27, 2006.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.



April  28, 2006                      THE WILBER CORPORATION

                                     /s/ Douglas C. Gulotty
                                     -----------------------------------
                                     Douglas C. Gulotty
                                     President and Chief Executive Officer

                                                                 Exhibit (a)5(i)
                                 April 21, 2006


Via Federal  Express  Overnight  Delivery
-----------------------------------------
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-0303
Attention: Mr. Ade K. Heyliger


Re:      The Wilber Corporation
         Schedule TO
         Filed on April 4, 2006
         File No. 005-81709
         ------------------

Dear Mr. Helyinger:

         We represent The Wilber Corporation (the "Company") in connection with the above-referenced filing. On the Company's behalf, we submit this letter in response to yours of April 14. Each response follows the comment to which it pertains and reflects my conversations with you and Ms.Carmody on April 17 and 19, respectively. We have also included: i) an amended Offer to Purchase marked to show changes made in response to your comments; and ii) a letter from Douglas
C. Gulotty, the Company's President and Chief Executive Officer, containing the representations requested on page 4 of your letter.



OFFER TO PURCHASE
-----------------

Withdrawal Rights: Section 4, Page 8
------------------------------------

         Comment # 1:  Section 2 provides  that  holders  may  tender  shares in
         ------------
separate lots at different prices if they complete a separate letter of transmittal for each lot. Please expand this section to disclose whether stockholders must complete separate withdrawal notices for lots tendered at different prices.

         Response # 1: The Company will amend Section 4 to include the following
         -------------
boldfaced sentence as the third to last paragraph:

         Shareholders who have tendered shares at different prices using separate Letters of Transmittal must deliver separate notices of withdrawal corresponding to each such Letter of Transmittal.


Conditions of the Offer to Purchase: Section 7, Page 10
-------------------------------------------------------

         Comment # 2: We note the  disclosure  that you may  assert a  condition
         ------------
regardless of whether it results from "any action or inaction by [Wilber Corporation]". A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first full paragraph on page 12 to exclude your reference to actions or inactions to act by the bidder.

         Response  # 2: The  Company  will  amend the  paragraph  to delete  the
         --------------
referenced language.

         Comment # 3: As noted in the comment  above, a tender offer may only be
         ------------
subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Amend the following provisions to satisfy these requirements:

         o Revise your conditions to avoid the term "threatened", as it is unclear how a "threatened" event can be objectively determined;

         o We refer to the conditions that will be determined to be triggered in your "sole judgment". Revise these conditions to provide a subjective standard by which the company will determine whether the condition has been satisfied;

         o Avoid the use of vague terms such as "might", "may", and events that "indirectly" affect the Offer;

         o In subsection (i), you refer to "contemplated benefits". All offer conditions must be clearly set forth so that a security holder can reasonably determine whether a condition has occurred, In this regard, please expand to describe the "contemplated benefits" of your Offer, as the disclosure is currently unclear.

         Response # 3:
         -------------

         o The Company will amend the subsections in Section 7 to delete the word "threatened".

         o As agreed with Ms. Carmody, the Company will amend the phrase "sole judgment" in subsection (ii) by replacing "sole" with "reasonable".

         o As agreed with Ms. Carmody, the Company will amend the subsections of
Section 7 to delete the words "might" and "may" where they qualify the concept of withdrawal conditions.

         o As agreed with Ms. Carmody, the Company will amend the subsection (i) to add a cross reference to Section 9.

         Comment # 4: In addition to the examples in the preceding  comment,  we
         ------------
note your reference to the commencement of war, armed hostilities, acts of terrorism or other calamity directly or indirectly involving the United States in subsection (iv). We are concerned that your Offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been triggered by events as they occur. More specifically, clarify how this condition should be interpreted, given that there currently exists, war and armed hostilities, directly or indirectly involving the United States. In this regard, we do not see a "material escalation" clause in your conditions section that would provide guidance that would objectively verify when this condition is triggered.

         Response # 4: The Company will amend clause (e) of  subsection  (iv) to
         -------------
read as follows:

         (e) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war, if any such event, in the judgment of The Wilber Corporation, makes it impracticable or inadvisable to proceed with the Offer to Purchase on the terms and in the manner contemplated in the Offer to Purchase;

         Comment # 5: Refer to the third to the last  paragraph  of this section
         ------------
relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you deicide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without doing so. Please confirm your understanding supplementally.

         Response # 5: The Company  hereby  confirms its  understanding  of this
         -------------
comment.

         Comment  # 6: We  note  from  the  penultimate  paragraph  that it is a
         -------------
condition to the offer that the offer will not result in the company going private. We further note that all conditions to the offer must be satisfied or waive prior to expiration. Please advise as to whether, and how, the company will be able to satisfy the going private condition prior to expiration.

         Response # 6: As discussed with Ms.  Carmody,  the Company will satisfy
         -------------
the going private condition by monitoring the number of shares tendered, which is not ascertainable until the expiration of the offer.. As is explained in the second paragraph of Section 5, the depositary will announce proration results (which includes the number of tendered shares) within seven Amex(R) trading days of the expiration date.


Source and Amount of Funds: Section 11, Page 19
-----------------------------------------------

         Comment # 7: Please  advise as to whether the company,  if  applicable,
         ------------
will seek OCC approval of the bank dividend or alternatively, Federal Reserve approval of the issuance of trust preferred securities prior to expiration of the offer.

         Response  #  7:  Wilber  National  Bank,  the  Company's  wholly  owned
         ---------------
subsidiary, must and will seek OCC approval for the payment of a dividend if the dividend is in an amount that requires such approval under the applicable provisions of the National Bank Act and OCC regulations. The Company, as a bank holding company, must and will seek Federal Reserve approval of any issuance of trust preferred securities to finance the share purchases in the tender offer.

LETTER OF TRANSMITTAL
---------------------

         Comment # 8: We note your request that the security holder  acknowledge
         ------------
that they "read" certain terms of the Offer. It is not appropriate to require security holders to attest to the fact that they "read" the terms of the Offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this letter as a waiver of liability against security holders.

         Response  # 8:  The  Company  confirms  that it will  not  utilize  the
         --------------
referenced language as a waiver of liability against security holders.

PRESS  RELEASE DATED APRIL 4, 2006
----------------------------------

         Comment # 9: We note you  refer to the  definition  of  forward-looking
         ------------
statements included in the Private Securities Litigation Reform Act of 1995. Please note that the safe-harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(c) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

         Response # 9: The Company  confirms that it will avoid making reference
         -------------
to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.

         We trust that this letter responds satisfactorily to your comments. Please telephone me at (914) 694-4102 or via e-mail at cweber@hhk.com if you require further information.

         Thank you for your courtesy and attention hereto.

                                                   Yours very truly,

                                                   /s/ Clifford S. Weber

                                                   Clifford S. Weber

CSW
Encl.
Copy to: Douglas C. Gulotty

                                                                Exhibit (a)5(ii)

                       [The Wilber Corporation Letterhead]



Via Federal  Express  Overnight  Delivery
-----------------------------------------
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-0303
Attention: Mr. Ade K. Heyliger


Re:      The Wilber Corporation
         Schedule TO
         Filed on April 4, 2006
         File No. 005-81709
         ------------------

Dear Mr. Helyinger:

         I have read and considered your April 14, 2006 letter in connection with the above-referenced filing. As you requested therein, on behalf of The Wilber Corporation (the "Company"), I make the following representations:

         The Company acknowledges that:

         1. it is responsible for the adequacy and accuracy of the disclosure in the subject filing;

         2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and

         3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Yours very truly,

                                            /s/ Douglas C. Gulotty

                                            Douglas C. Gulotty
                                            President & Chief Executive Officer

DCG

                                                               Exhibit (a)5(iii)

                                 April 27, 2006


Via  Federal  Express  and Fax @ (202)  772-9203
------------------------------------------------
United  States  Securities  and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-0303
Attention: Mr. Ade K. Heyliger


Re:      The Wilber Corporation
         Schedule TO
         Filed on April 4, 2006
         File No. 005-81709
         ------------------

Dear Mr. Helyinger:

         We represent The Wilber Corporation (the "Company") in connection with the above-referenced filing. On behalf of our client, we submit this letter in response to yours of April 25, 2006. Each response follows the comment to which it pertains.

GENERAL
-------

         Comment # 1:  Please file on EDGAR your  letter  dated April 20,  2006,
         ------------
your response letter dated April 21, 2006, and an amendment to your filing in response to our previous comments and the following comments. We may have further comments upon review of the complete amended filing.

         Response # 1: The Company will amend  Schedule TO and the  accompanying
         -------------
exhibits in accordance with this directive.

OFFER TO PURCHASE
-----------------

         Comment # 2: We note your response to prior comment 6. Please provide a
         ------------
more detailed description of how the company will "monitor" the number of shares tendered. As stated previously, all conditions must be satisfied prior to expiration of the offer. It is improper to terminate an offer, hold the shares and then determine whether all conditions have been satisfied.

         Response # 2: The Company will communicate regularly with Registrar and
         -------------
Transfer Company, the depositary for the offer, regarding the number of shares tendered. On the expiration date, Registrar and Transfer Company will inform the Company whether the non-waivable going private condition has been satisfied. Specifically, Registrar and Transfer Company will inform the Company whether, after giving pro forma effect to the acceptance of shares validly tendered, the Company would continue to have at least 300 shareholders. With that information, the Company will determine if its shares would remain eligible for listing for quotation on the Amex(R)

Source and Amount of Funds: Section 11, Page 19
-----------------------------------------------

         Comment # 3: We note your  response to prior  comment 7 and reissue the
         ------------
comment. Please advise as to whether the company and Wilber National Bank will seek such approvals prior to the expiration of the offer.

         Response # 3:  Wilber  National  Bank will not be  required to seek OCC
         -------------
approval for the payment a dividend under the applicable provisions of the National Bank Act and OCC regulations, and accordingly, will not do so. The Company will not issue trust preferred securities before the tender offer expires, and accordingly, need not and will not seek Federal Reserve approval therefor before such expiration .

         We trust that this letter responds satisfactorily to your comments. Please telephone me at (914) 694-4102 or via e-mail at cweber@hhk.com if you require further information.

         Thank you for your courtesy and attention hereto.

                                                Yours very truly,

                                                /s/ Clifford S. Weber

                                                Clifford S. Weber

CSW
Copy to:   Douglas C. Gulotty (via e-mail)


                                       2